EXHIBIT 99.1

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the “Company”) to be held at 11:00 a.m. (Israel time) on Wednesday, October 17, 2007, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through No. 19, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

Thank you for your continued cooperation.

Very truly yours,

MORDECHAY ZISSER
Executive Chairman of the Board of Directors

Tel-Aviv, Israel
September 6, 2007

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”; POSITION STATEMENTS
OUTSTANDING SHARES AND VOTING RIGHTS
BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
RE-ELECTION OF DIRECTORS
RE-ELECTION OF MR. ZVI TROPP AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN ADDITIONAL THREE-YEAR TERM COMMENCING ON SEPTEMBER 2, 2007
APPROVAL OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 AND AUTHORIZATION OF THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR
APPROVAL OF THE FUTURE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE COVERAGE OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING AS DIRECTORS OR OFFICERS OF THE COMPANY’S SUBSIDIARIES
APPROVAL AND RATIFICATION OF A CASH DIVIDEND PAID BY THE COMPANY ON JANUARY 17, 2006
APPROVAL AND RATIFICATION OF A CASH DIVIDEND PAID BY THE COMPANY ON APRIL 19, 2007
APPROVAL OF A CHANGE IN THE COMPANY’S NAME TO ELBIT IMAGING LTD. OR ANY SIMILAR NAME APPROVED BY THE ISRAELI COMPANIES’ REGISTRAR
APPROVAL OF AN AMENDMENT TO THE TERMS OF GRANT OF OPTIONS EXERCISABLE INTO THE COMPANY’S ORDINARY SHARES IN SUCH NUMBER AS REFLECTS THE BENEFIT GRANTED, TO ALL OF THE COMPANY’S DIRECTORS, OTHER THAN MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, PURSUANT TO WHICH THE MAXIMUM BENEFIT GRANTED SHALL BE INCREASED, ALL IN ACCORDANCE WITH THE COMPANY’S 2006 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN, AS AMENDED
APPROVAL AND RATIFICATION OF THE COVERAGE OF THE LIABILITY OF DIRECTORS OF THE COMPANY, WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY AND WHO WERE INVOLVED IN THE INITIAL PUBLIC OFFERING OF PLAZA CENTERS N.V., A DUTCH SUBSIDIARY OF THE COMPANY ON THE LONDON STOCK EXCHANGE, UNDER PLAZA CENTERS’ PUBLIC OFFERING OF SECURITIES INSURANCE POLICY
APPROVAL OF A GRANT BY PLAZA CENTERS OF A DEED OF INDEMNITY TO THE COMPANY’S PRESIDENT AND DIRECTOR, WHO ALSO SERVES AS A NON-EXECUTIVE DIRECTOR OF PLAZA CENTERS
APPROVAL OF A GRANT BY PLAZA CENTERS OF A DEED OF INDEMNITY TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY
APPROVAL OF A GRANT BY PLAZA CENTERS OF 1,516,541 OPTIONS EXERCISABLE INTO ORDINARY SHARES OF PLAZA CENTERS TO CERTAIN DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH PLAZA CENTERS’ INCENTIVE PLAN
APPROVAL OF A GRANT BY PLAZA CENTERS OF 3,907,895 OPTIONS EXERCISABLE INTO ORDINARY SHARES OF PLAZA CENTERS TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, IN ACCORDANCE WITH PLAZA CENTERS’ INCENTIVE PLAN
APPROVAL OF A SERVICE AGREEMENT DATED OCTOBER 26, 2006 ENTERED INTO BETWEEN PLAZA CENTERS AND MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED AS THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY
APPROVAL AND RATIFICATION OF TWO SEPARATE AGREEMENTS ENTERED INTO BETWEEN MS. RACHEL LAVINE, A DIRECTOR OF THE COMPANY WHO SERVED IN VARIOUS EXECUTIVE POSITIONS WITHIN THE COMPANY GROUP, AND EACH OF THE COMPANY AND ELSCINT LIMITED, A SUBSIDIARY OF THE COMPANY, DATED FEBRUARY 7, 2007, REGARDING HER RESIGNATION FROM CERTAIN POSITIONS WITHIN THE COMPANY GROUP
RATIFICATION OF PAYMENT OF AN ANNUAL BONUS TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY
RATIFICATION OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION REGARDING INSURANCE, INDEMNITY AND EXEMPTION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER PERSONS EMPLOYED BY, DEALING OR ENGAGED WITH THE COMPANY IN ORDER TO ADJUST THE SAME TO AMENDMENT NO. 3 IN ACCORDANCE WITH THE COMPANIES LAW
INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS
RATIFICATION OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY THE COMPANY’S DIRECTORS AND OFFICERS WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY
RATIFICATION OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY MR. MORDECHAY ZISSER,THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERD AS THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY
OTHER BUSINESS
Exhibit A
SCHEDULE

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Elbit Medical Imaging Ltd.:

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elbit Medical Imaging Ltd. (the “Company”) will be held at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Wednesday, October 17, 2007, at 11:00 a.m. (Israel time), to consider and vote upon the following:

1. Re-election to the Company’s board of directors (the “Board of Directors”) of eight (8) directors currently in office;

2. Re-election of Mr. Zvi Tropp as an external director of the Company for an additional three-year term commencing on September 2, 2007;

3. Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4. Approval of the future purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries;

5. Approval and ratification of a cash dividend paid by the Company on January 17, 2006;

6. Approval and ratification of a cash dividend paid by the Company on April 19, 2007;

7. Approval of a change in the Company’s name to Elbit Imaging Ltd., or any similar name approved by the Israeli Companies’ Registrar;

8. Approval of an amendment to the terms of grant of options exercisable into the Company’s ordinary shares in such number as reflects the benefit granted, to all of the Company’s directors, other than Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, pursuant to which the maximum benefit granted shall be increased, all in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan, as amended;

9. Approval and ratification of the coverage of the liability of directors of the Company, who are non-controlling shareholders of the Company and who were involved in the initial public offering of Plaza Centers N.V., a Dutch subsidiary of the Company (“Plaza Centers”) on the London Stock Exchange, under Plaza Centers’ public offering of securities insurance policy;

10. Approval of a grant by Plaza Centers of a deed of indemnity to the Company’s President and director, who also serves as a non-executive director of Plaza Centers;

11. Approval of a grant by Plaza Centers of a deed of indemnity to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company;

12. Approval of a grant by Plaza Centers of 1,516,541 options exercisable into ordinary shares of Plaza Centers to certain directors of the Company, in accordance with Plaza Centers’ Incentive Plan;

13. Approval of a grant by Plaza Centers of 3,907,895 options exercisable into ordinary shares of Plaza Centers to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company, in accordance with Plaza Centers’ Incentive Plan;

14. Approval of a service agreement dated October 26, 2006 entered into between Plaza Centers and Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered as the indirect controlling shareholder of the Company;

15. Approval and ratification of two separate agreements entered into between Ms. Rachel Lavine, a director of the Company who served in various executive positions within the Company and companies under its control directly or indirectly (the “Company Group”), and each of the Company and Elscint Limited, a wholly-owned subsidiary of the Company, dated February 7, 2007, regarding her resignation from certain positions within the Company Group;

16. Ratification of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

17. Ratification of an amendment to the Company’s articles of association by substituting the current article 34 through 34F with new articles 34A through 34D regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers. A copy of the current articles 34 through 34F marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A;

18. Ratification of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly; and

19. Ratification of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 18 herein.

In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2006.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on September 11, 2007 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who hold their shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their shares in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at

ii

the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

MR. MORDECHAY ZISSER
Executive Chairman of the Board of Directors

MR. SHIMON YITZHAKI
President

MR. MARC LAVINE
Corporate Secretary

Tel Aviv, Israel
September 6, 2007

iii

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 1 nominal value (the “Shares”), of Elbit Medical Imaging Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, October 17, 2007, at 11:00 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

At the Meeting, shareholders will be asked to vote on the following proposals:

1. Re-election to the Company’s board of directors (the “Board of Directors”) of eight (8) directors currently in office;

2. Re-election of Mr. Zvi Tropp as an external director of the Company for an additional three-year term commencing on September 2, 2007;

3. Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4. Approval of the future purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries;

5. Approval and ratification of a cash dividend paid by the Company on January 17, 2006;

6. Approval and ratification of a cash dividend paid by the Company on April 19, 2007;

7. Approval of a change in the Company’s name to Elbit Imaging Ltd., or any similar name approved by the Israeli Companies’ Registrar;

8. Approval of an amendment to the terms of grant of options exercisable into the Company’s ordinary shares in such number as reflects the benefit granted, to all of the Company’s directors, other than Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, pursuant to which the maximum benefit granted shall be increased, all in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan, as amended;

9. Approval and ratification of the coverage of the liability of directors of the Company, who are non-controlling shareholders of the Company and who were involved in the initial public offering of Plaza Centers N.V., a Dutch subsidiary of the Company (“Plaza Centers”) on the London Stock Exchange, under Plaza Centers’ public offering of securities insurance policy;

10. Approval of a grant by Plaza Centers of a deed of indemnity to the Company’s President and director, who also serves as a non-executive director of Plaza Centers;

11. Approval of a grant by Plaza Centers of a deed of indemnity to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company;

12. Approval of a grant by Plaza Centers of 1,516,541 options exercisable into ordinary shares of Plaza Centers to certain directors of the Company, in accordance with Plaza Centers’ Incentive Plan;

13. Approval of a grant by Plaza Centers of 3,907,895 options exercisable into ordinary shares of Plaza Centers to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza

Centers, who is also considered the indirect controlling shareholder of the Company, in accordance with Plaza Centers’ Incentive Plan;

14. Approval of a service agreement dated October 26, 2006 entered into between Plaza Centers and Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and Plaza Centers, who is also considered as the indirect controlling shareholder of the Company;

15. Approval and ratification of two separate agreements entered into between Ms. Rachel Lavine, a director of the Company who served in various executive positions within the Company and companies under its control directly or indirectly (the “Company Group”), and each of the Company and Elscint Limited, a wholly-owned subsidiary of the Company, dated February 7, 2007, regarding her resignation from certain positions within the Company Group;

16. Ratification of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

17. Ratification of an amendment to the Company’s articles of association by substituting the current article 34 through 34F with new articles 34A through 34D regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers. A copy of the current articles 34 through 34F marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A;

18. Ratification of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly; and

19. Ratification of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 18 herein.

In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2006.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No. 1, 3 through 10, 12, 15 and 18.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposal No. 2; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Shareholders who do not indicate whether or not they are controlling shareholders of the Company or someone on their behalf will not be eligible to vote their Shares as to such proposal.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposals No. 11, 13, 14, 16, 17 and 19; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 11, 13, 14, 16, 17 and 19. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN “STREET NAME”; POSITION STATEMENTS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders who hold their Shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their Shares by person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 2, 11, 13, 14, 16, 17 and 19). If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note for shareholders in street name” below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

Note to shareholders in street name

Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about September 12, 2007, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Position Statements

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at Europe Israel Tower, 2 Weitzman St., Tel Aviv, to the attention of Mr. Dudi Machluf, Chief Financial Officer no later than September 21, 2007. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 25,454,524 Shares outstanding as of September 4, 2007 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights). Only shareholders of record at the close of business on September 11, 2007 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 4, 2007, the number of Shares beneficially owned by (i) all shareholders known to the Company to beneficially own 5% or more of the issued and outstanding Shares, and (ii) all current officers and directors of the Company as a group.

			Percent of Shares
Name and Address	Number of Shares		Beneficially Owned(1)

Mordechay Zisser(2)	12,810,134	(3)	49.64%
Europe-Israel (M.M.S.) Ltd.(4)	12,110,134		47.58%
Clal Insurance Enterprises Holdings Ltd.	1,509,165	(5)	5.93%

(1)	The Number of shares and percentage ownership are based on 25,454,524 Shares outstanding as of September 4, 2007. Such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 4, 2007 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

(2)	Mr. Zisser is the indirect controlling shareholder of the Company, by virtue of his control of Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”), the parent company of the Company. See footnote 4 below. Mr. Zisser serves as the Executive Chairman of the Board of Directors.

(3)	Includes 12,110,134 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Company’s Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel. See footnote 4 below. Also includes 350,000 options to purchase 350,000 ordinary shares of the Company at an exercise price of NIS 132.40, which are fully vested as of September 4, 2007 held directly by Mr. Zisser.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

(5)	Based solely on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, the “Reporting Persons”) on February 5, 2007. The 1,509,165 Shares reported on such Schedule 13G as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. Each of these subsidiaries operates under independent management and makes independent voting and investment decisions. Each of the Reporting Persons disclaims beneficial ownership of all such Shares.

	Number of		Percent of Shares
Name and Address	Shares		Beneficially Owned(1)

IDB Development Corporation Ltd.	1,509,165	(5)	5.93%
IDB Holding Corporation Ltd.	1,509,165	(5)	5.93%
Nochi Dankner	1,509,165	(5)	5.93%
Shelly Bergman	1,509,165	(5)	5.93%
Ruth Manor	1,509,165	(5)	5.93%
Avraham Livnat	1,509,165	(5)	5.93%
All officers and directors of the Company as a group (12 persons)	13,007,616	(6)	50.26%

(6)	Includes: (i) 12,110,134 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel (see footnote 4 above); (ii) 350,000 options to purchase 350,000 Shares at an exercise price of NIS 132.40 per Share held by Mr. Zisser directly, which have fully-vested as of September 4, 2007; (iii) 118,985 Shares issued to other directors and officers of the Company pursuant to the Company’s 2001 Employees, Directors and Officers Incentive Plan, which have fully-vested as of September 4, 2007; and (iv) a maximum of 78,517 Shares underlying 448,500 options granted to directors and officers of the Company pursuant to the Company’s 2006 Employees, Directors and Officers Incentive Plan, as amended, which have vested on September 4, 2007 or will vest within 60 days thereafter (the number of Shares is calculated as if the proposed amendment to the number of Shares which may result from the exercise of the options, see Proposal No. 8 below).

Proposal No. 1

RE-ELECTION OF DIRECTORS

At the Meeting, eight (8) directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees, if elected, together with the serving external directors, will constitute the entire Board of Directors. Unless otherwise instructed, all proxies will be voted in favor of the eight (8) nominees listed below as directors of the Company.

The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that any of the nominees is not able to serve, under the articles of association of the Company, the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the incumbent external directors, who constitute the entire Board of Directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of September 4, 2007:

	Year First		Beneficial
	Became a		Ownership of
Nominee	Director	Principal Occupation or Employment	Shares*

Mordechay Zisser(1)(3)	1999	Executive Chairman of the Board of Directors and President and Executive Chairman of the board of directors of each of Control Centers and Europe-Israel and. Executive Chairman of the board of directors of Plaza Centers N.V.	12,810,134	**
Abraham (Rami) Goren	2006	Executive Vice Chairman of the board of directors of the Company. Chairman of the board of directors of Elscint Ltd., a subsidiary of the Company	56,453
Shimon Yitzhaki(1)	1999	President of the Company and Vice President of Europe-Israel. A non-executive director in Plaza Centers N.V.	83,021
Rachel Lavine	1999	Director of the Company and other companies	13,130
Joshua (Shuki) Forer(2)(3)	1999	Mayor of the City of Rehovot, Israel	6,626
David Rubner(2)	2003	Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd.	5,252
Moshe Lion	2006	Senior partner of Lion, Orlitzky and Co., an accounting firm in Israel	2,932
Shmuel Perets	2006	Consultant	2,932

	Year First		Beneficial
	Became		Ownership of
Current External Director	Director	Principal Occupation or Employment	Shares

Yosef Apter(2)	2002	Chief Executive Officer of the Jerusalem College of Technology	5,252
Zvi Tropp(1)(2)(3)	2004	Partner in Zenovar Consultants Ltd.	5,252

(1)	Member of the Donation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Investment Committee.

*	Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Shares. See footnote no. 1 to the beneficial ownership of securities by certain beneficial owners and management above. The calculation was made as if the proposed amendment to the terms of the options granted to the Company’s directors (other than the Executive Chairman) as discussed in Proposal No. 8 below, was approved.

**	Such number includes 12,110,134 Shares beneficially owned by Europe-Israel, which is indirectly controlled by Mr. Zisser and 350,000 options to purchase 350,000 Shares at an exercise price of NIS 132.40 per Share, which are fully vested as of September 4, 2007.

MORDECHAY ZISSER.  Mr. Zisser was appointed Executive Chairman of the Board of Directors in May 1999. He has been President and Chairman of the board of directors of Europe-Israel, a private company which is the controlling shareholder of the Company, since March 1998, and President and Chairman of the board of directors of Control Centers, a private company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of commercial and entertainment centers in Eastern European countries, in venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. In October 2006, Mr. Zisser was also appointed as Executive Chairman of the board of directors of Plaza Centers. Mr. Zisser is active in charitable organizations. He is a member of the management of the “Oranit” hostel.

ABRAHAM (RAMI) GOREN.  Mr. Goren has been a member of the Board of Directors since April 2006 and Vice Chairman of the Board of Directors since September 2006. Mr. Goren has also served as the Executive Chairman of the board of directors of Elscint Ltd., our subsidiary, from July 1999. Mr. Goren is engaged in the development of new investments and heads the high-tech investment division of the Company. Until 2004, Mr. Goren served as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Berkman & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges LLP in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an LL.B. degree from Bar Ilan University and an LL.M. degree from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

SHIMON YITZHAKI.  Mr. Yitzhaki has served as President and a member of the Board of Directors since May 1999. Mr. Yitzhaki also served as the Company’s Chief Financial Officer between March 2005 and August 2006. Mr. Yitzhaki has also served as a member of the board of directors of various subsidiaries of the Company, including Elscint Ltd. since May 1999 and Plaza Centers since October 2006. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980’s, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

RACHEL LAVINE.  Ms. Lavine has served as a member of the Board of Directors since May 1999. In May 1999, Ms. Lavine was appointed as President and Chief Executive Officer of Elscint Ltd., our subsidiary, and held this position until February 2007. Concurrently, Ms. Lavine acted as President and Chief Executive Officer of Plaza Centers from January 2005 to August 2006. Ms. Lavine has also served on the board of directors of Elscint Ltd. from May 1999 to February 2007. Since March 1998, she has served as Vice President of Europe-Israel, the controlling shareholder of the Company, and, from 1994 to 1998, Ms. Lavine served as Chief Financial Officer of Control Centers, the parent company of Europe-Israel. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant. In addition, she is currently reading for a Masters Degree in Business Administration, Tel Aviv University in association with Kellogs School of Management (Northwestern University).

YEHOSHUA (SHUKI) FORER.  Mr. Forer was appointed as a member of the Board of Directors in May 1999. He is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot from 1994 to 1998. Mr. Forer was the Acting Chairman of Herzliya Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 to 1994 and of Williger Ltd. from 1989 to 1991. Mr. Forer was also Managing Director of the Israel Ministry of Industry and Commerce from 1983 to 1986 and of the Investment Center From 1981 to 1983. Mr. Forer was an Assistant to the Minister of Industry and Commerce in charge of development areas from 1980 to 1981. Mr. Forer held positions as a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. and Ackerstein Zvi Ltd. and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 to 1996. Mr. Forer is currently a member of the board of directors of Castro Model Ltd. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

DAVID RUBNER.  Mr. Rubner has served as a member of the Board of Directors since July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

MOSHE LION.  Mr. Lion has served as a member of the Board of Directors since April 2006. Mr. Lion is a senior partner of Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 to April 2006 Mr. Lion was the Chairman of Israel Railways. From October 2000 to December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion was Director General of the Israeli Prime Minister’s Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, he served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a director of Massad Bank from January 2000 and up to November 2006 and as a director of Bank Tefachot from November 1999 up to May 2004. Mr. Lion serves as a director of the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master’s Degree in Law (LL.M.) from Bar Ilan University.

SHMUEL PERETS.  Mr. Perets was appointed as a member of the Board of Directors on April 11, 2006. Since 1997, Mr. Perets has served as the president of the Israel Aircraft Industries European division. From March 2003 to December 2005, Mr. Perets served as a director of Elscint. Between 1991 and 1996, Mr. Perets served as vice president (finance) of the Israel Aircraft Industries. Between 1980 and 2002, Mr. Perets served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Perets holds a Bachelor of Arts degree in economics and political science from the Hebrew University in Jerusalem, as well as an MBA from the New York Institute of Technology.

The Company’s current external director, Mr. Yosef Apter, shall continue to serve as external director until December 24, 2008. The first term of service of the Company’s second external director, Mr. Zvi Tropp, expired on September 1, 2007 and the Company proposes to re-elect Mr. Tropp as an external director of the Company for an additional 3-year term. See Proposal No. 2 below.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Zisser, Yitzhaki, Forer, Rubner, Goren, Lion, Perets and Ms. Lavine as directors of the Company, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-ELECTION OF MR. ZVI TROPP AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN
ADDITIONAL THREE-YEAR TERM COMMENCING ON SEPTEMBER 2, 2007

Mr. Zvi Tropp completed his service as an external director of the Company on September 1, 2007 pursuant to applicable Israeli law. The Company proposes to re-elect Mr. Tropp as an external director of the Company for an additional 3-year term commencing on September 2, 2007.

ZVI TROPP.  Mr. Tropp was appointed as an external director in September 2004. Mr. Tropp, shall continue to serve as external director for the remainder of his 3-year term, which terminates on September 1, 2007. Mr. Tropp has been a senior consultant with Zenovar Consultant Ltd. since 2003. From 2000 until 2003, Mr. Tropp served as a chief finance officer of Enavis Networks, a member of the ECI group, a company engaged in the field of development of transport equipment for communications networks. Mr. Tropp served as a board member of various organizations, including Rafael (Armament Development Authority), Beit Shemesh Engines, Rada — Electronic Industries and as the chairman of the Investment Committee of Bank Leumi Le’israel Trust company Ltd. Since February 2006 Mr. Tropp served as the chairman of Rafael up to June 2007. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics and business administration from the Hebrew University in Jerusalem.

Mr. Tropp notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.

The Company’s current external director, Mr. Yosef Apter, shall continue to serve as external director for the remainder of his 3-year term, which terminates on December 24, 2008.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Mr. Zvi Tropp as an external director of the Company for a three-year term commencing on September 2, 2007, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR & CO., A MEMBER OF
DELOITTE TOUCHE TOHMATSU, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 AND AUTHORIZATION OF THE BOARD OF
DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

The Audit Committee and Board of directors propose that shareholders approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2007 and authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year. Such auditors have served as the Company’s auditors since 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2007 and that the Board of Directors is authorized, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company for such fiscal year, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE FUTURE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE COVERAGE OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING AS DIRECTORS OR OFFICERS OF THE COMPANY’S SUBSIDIARIES

The Company’s existing directors’ and officers’ liability insurance policy expires on October 31, 2007. Therefore, it is proposed, following the approval by the Audit Committee and Board of Directors, to approve the future purchase by the Company of a new directors’ and officers’ liability insurance policy under similar terms to the existing policy and subject to the terms below.

The new policy shall cover the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, for a one-year period beginning on October 31, 2007 and ending on October 31, 2008. Such policy shall cover a total liability of US$40 million per occurrence and in the aggregate during the duration of the policy of directors and officers of the Company and its subsidiaries. The first layer of such policy in the amount of US$10 million shall also cover the liability of directors and officers of Europe-Israel (the parent company of the Company) and its subsidiaries. The aggregate premium to be paid with respect to such policy shall not exceed US$313,500 (representing the premium paid for the existing policy plus 10%). The Company shall bear 90% of the aggregate premium and Europe-Israel shall bear 10% of the aggregate premium. The coverage of such policy also includes wrongful acts performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2007 and ending on October 31, 2008 and subject to the terms and conditions of the policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s future purchase of an insurance policy covering the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, and the terms of such policy, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL AND RATIFICATION OF A CASH DIVIDEND PAID
BY THE COMPANY ON JANUARY 17, 2006

It is proposed to approve and ratify the payment by the Company of a cash dividend of approximately US$1.11 per ordinary share (approximately US$28.2 million in the aggregate), which dividend was declared on December 22, 2005 and was paid on or about January 17, 2006.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the payment of a cash dividend of approximately US$1.11 per ordinary share of the Company on or about January 17, 2006, having been approved by the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL AND RATIFICATION OF A CASH DIVIDEND PAID
BY THE COMPANY ON APRIL 19, 2007

It is proposed to approve and ratify the payment by the Company of a cash dividend of approximately US$1.5 per ordinary share (approximately US$38.3 million in the aggregate), which dividend was declared on March 28, 2007 and was paid on or about April 19, 2007.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the payment of a cash dividend of approximately US$1.5 per ordinary share of the Company on or about April 19, 2007, having been approved by the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF A CHANGE IN THE COMPANY’S NAME TO ELBIT IMAGING LTD. OR ANY SIMILAR NAME APPROVED BY THE ISRAELI COMPANIES’ REGISTRAR

It is proposed to change the Company’s name to Elbit Imaging Ltd. (instead of the current name Elbit Medical Imaging Ltd.) or any similar name approved by the Israeli Companies’ Registrar.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the change of the Company’s name to Elbit Imaging Ltd. or any similar name approved by the Israeli Companies’ Registrar, having been approved by the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF AN AMENDMENT TO THE TERMS OF GRANT OF OPTIONS EXERCISABLE INTO THE COMPANY’S ORDINARY SHARES IN SUCH NUMBER AS REFLECTS THE BENEFIT GRANTED, TO ALL OF THE COMPANY’S DIRECTORS, OTHER THAN MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, PURSUANT TO WHICH THE MAXIMUM BENEFIT GRANTED SHALL BE INCREASED, ALL IN ACCORDANCE WITH THE COMPANY’S 2006 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN, AS AMENDED

In May 2006, the Company’s shareholders approved the grant of an aggregate of 353,500 non-marketable options exercisable into Shares to all of the Company’s directors (other than to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who was granted options under different terms) under the Company’s 2006 Employees, Directors and Officers Incentive Plan (the “Plan”). For additional information regarding the grant of options under the Plan to the Company’s directors, see Exhibit C attached to this Proxy Statement.

In accordance with the terms of the Plan, such options are exercisable into Shares as reflects the benefit granted (“cashless” mechanism), provided that the benefit granted shall not exceed 166% of the exercise price determined for such options.

In January 2007, due to a sharp increase in the market price of the Shares in a relatively short time the Audit Committee and Board of Directors approved an amendment to the Plan pursuant to which the maximum benefit granted to all offerees under the Plan was increased to 200% of the exercise price of such offerees’ options (instead of 166% of the exercise price that was in effect at that time). Such resolution was ratified by the Audit Committee and Board of Directors with regard to the Company’s external directors in August 2007.

Under the Israeli Companies Law, the service terms of directors of an Israeli public company require the approval of such company’s audit committee, board of directors and general meeting of shareholders.

Accordingly, following the approval by the Audit Committee and Board of Directors, it is proposed to amend the maximum benefit granted under the Company’s pervious grant of 353,500 options to all of the Company’s directors, other than Mr. Mordechay Zisser, as described above, in accordance with the terms of the Plan, to be 200% of the exercise price of such options. The remaining terms of the grant to such directors shall remain unchanged.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval that the increase of the maximum benefit resulting from the exercise of the Options, as aforementioned, was made due to a sharp increase in the market price of the Shares in a relatively short time and was intended to maintain the incentive for all of the offerees under the Plan to continue their employment and service with the Company. The Audit Committee and Board of Directors further stated that, to their knowledge, the limitation on the benefit is quite uncommon in public companies in Israel and, therefore, the increase of the maximum benefit is reasonable under the circumstances. The increase of the maximum benefit resulting from the exercise of the Options equally applies to all offerees under the Plan, including the Company’s employees and officers. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed increase of the maximum benefit resulting from the exercise of the Options is in the Company’s interest.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendment to the maximum benefit granted to all of the Company’s directors, other than Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, under the Company’s previous grant of 353,500 options in accordance with the terms of the 2006 Employees, Directors and Officers Incentive Plan, to be 200% of the exercise price of each option, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

APPROVAL AND RATIFICATION OF THE COVERAGE OF THE LIABILITY OF DIRECTORS OF THE COMPANY, WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY AND WHO WERE INVOLVED IN THE INITIAL PUBLIC OFFERING OF PLAZA CENTERS N.V., A DUTCH SUBSIDIARY OF THE COMPANY ON THE LONDON STOCK EXCHANGE, UNDER PLAZA CENTERS’ PUBLIC OFFERING OF SECURITIES INSURANCE POLICY

In October 2006, Plaza Centers N.V., a Dutch subsidiary of the Company (“Plaza Centers”) conducted an initial public offering of its ordinary shares on the London Stock Exchange. In connection with such initial public offering, Plaza Centers purchased a public offering of securities insurance policy, which a summary of its principle terms is as follows:

The policy covers the liability of directors, employees of Plaza Centers and underwriters that were involved in the initial public offering of Plaza Centers, including the directors and officers of Plaza Centers for losses arising from a prospectus claim against such individuals, subject to the terms and conditions of the policy. The aggregate insurance coverage is US$5 million for any one loss and in the aggregate for the insurance period, described below, and the aggregate premium paid is approximately US$44,000. The deductible paid by Plaza Centers in the event of such claim is US$250,000 for any SEC Rule 144A related prospectus claim and US$50,000 for all other prospectus claims. The policy is in effect commencing on September 27, 2006 and ending on September 27, 2012. Plaza Centers is allowed to include additional persons who were involved in the initial public offering of Plaza Centers within the framework of the policy.

Certain directors of the Company were involved in the initial public offering of Plaza Centers, either as directors and officers of Plaza Centers or otherwise.

The Israeli Companies Law provides that the purchase of insurance for directors and officers of a public company requires the approval of the audit committee, board of directors and general meeting of such company. Although Plaza Centers is currently a public company, since at the time of the purchase of such policy, Plaza Centers was a wholly owned subsidiary of the Company and for caution purposes, the coverage of the liability of the directors of the Company who are non-controlling shareholders of the Company for their actions in connection with Plaza Centers’ initial public offering under Plaza Centers’ public offering of securities insurance policy is brought for the approval of the Company’s shareholders.

Accordingly, it is proposed, following the approval by the Audit Committee and Board of Directors, to approve and ratify the coverage of the directors of the Company who are non-controlling shareholders of the Company and who were involved in the initial public offering of Plaza Centers, under Plaza Centers’ public offering of securities insurance policy, as described above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the coverage of the liability of directors of the Company who are non-controlling shareholders of the Company and who were involved in the initial public offering of Plaza Centers N.V. on the London Stock Exchange under Plaza Centers N.V.’s Public Offering Insurance Policy, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 10

APPROVAL OF A GRANT BY PLAZA CENTERS OF A DEED OF INDEMNITY TO THE COMPANY’S PRESIDENT AND DIRECTOR, WHO ALSO SERVES AS A NON-EXECUTIVE DIRECTOR OF PLAZA CENTERS

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by Plaza Centers of a deed of indemnity to Mr. Shimon Yitzhaki, who currently serves as a non-executive director of Plaza Centers and as the President and director of the Company. The terms of the deed of indemnity to be granted by Plaza Centers to Mr. Yitzhaki is identical to the terms of the deeds of indemnity approved for grant by Plaza Centers to all of its other directors and officers.

The grant of indemnity to a director of a public company under the Israeli Companies Law requires the approval by the audit committee, board of directors and general meeting of shareholders of such company. Although Plaza Centers is currently a public company, since the approval of the grant of indemnity to Mr. Yitzhaki by Plaza Centers was made while Plaza Centers was a wholly-owned subsidiary of the Company and for caution purposes, the grant by Plaza Centers of such deed of indemnity to Mr. Yitzhaki is brought for the approval of the Company’s shareholders.

The following is a short summary of the principal terms of such deed of indemnity:

Under such deed of indemnity Plaza Centers has agreed:

(A) subject to certain exclusions and limitations and to the provisions of the English Companies Act 1985 (including any statutory modification or re-enactment for the time being in force), to indemnify and hold harmless Mr. Yitzhaki (Mr. Yitzhaki shall be referred to herein as a “Person”) to the fullest extent permitted by the laws of any relevant jurisdiction against any liability of the Person arising out of the actual or purported exercise of (or any failure to exercise or alleged failure to exercise) any of his powers, duties or responsibilities as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Plaza Group Company or arising out of any Wrongful Act by the Person in relation to any Plaza Group Company or arising out of any matter claimed against the Person in his capacity as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Plaza Group Company; and

(B) subject to certain exclusions and limitations, to indemnify the Person against any liability of the Person arising out of the actual or purported exercise of (or any failure to exercise or alleged failure to exercise) any of his powers, duties or responsibilities as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Plaza Group Company or arising out of any Wrongful Act by the Person in relation to any Plaza Group Company or arising out of any matter claimed against the Person in his capacity as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Plaza Group Company.

The indemnity is not limited in amount.

The indemnity in section (B) above does not apply against any liability incurred by the Person:

(i) to Plaza Centers or to any subsidiary or holding company of Plaza Centers or any subsidiary of any such holding company; or

(ii) in defending any criminal proceedings in which he is convicted; or

(iii) in defending any civil proceedings brought by Plaza Centers or any subsidiary or holding company of Plaza Centers or any subsidiary of any such holding company, in which judgment is given against him; or

(iv) in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) of the English Companies Act 1985 (as amended) in which the court refuses to grant him relief.

Plaza Centers shall not be liable to indemnify the Person against any liability of the Person:

(i) to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

(ii) arising out of, based upon or attributable to:

(a) the gaining by the Person of any personal profit or advantage to which the Person was not legally entitled to;

(b) the Person’s willful misconduct or gross negligence; or

(c) the committing of any willful misconduct or any dishonest, fraudulent or criminal act by the Person.

Plaza Centers has also undertaken to use its best endeavors to purchase and maintain, directly or indirectly, while the Person is a director or officer (or holds an equivalent position under the laws of any relevant jurisdiction) of any Plaza Group Company and for a period of six years after he ceases to hold any such position, directors’ and officers’ liability insurance on terms which together are no less favorable than those generally available in the market from time to time under which the amount and scope of cover shall be comparable to the cover arranged by equivalent companies.

The deed is governed by and construed in accordance with English law and the parties agreed to submit any dispute which may arise out of, under or in connection with the deed of indemnity to the exclusive jurisdiction of the English courts. Nevertheless, since Plaza Centers is a Dutch company, the deed of indemnity is further subject to Dutch law.

For the purpose of this Proposal No. 10:

“Associated Company” means any body corporate of which at the relevant time any Plaza Group Company owns more than 20% but less than or equal to 50% of the issued and outstanding voting shares;

“Plaza Group Company” means Plaza Centers, any subsidiary of Plaza Centers from time to time and any Associated Company of which the Person is from time to time, at the specific request of any other Plaza Group Company, a director or officer (or equivalent under the laws of any jurisdiction);

“Wrongful Act” means any actual or alleged negligence, default, breach of duty, breach of trust, error, misstatement, misleading statement, omission, breach of warranty of authority or other act.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by Plaza Centers N.V. of a deed of indemnity to Mr. Shimon Yitzhaki who currently serves as a non-executive director of Plaza Centers N.V. and as the President and director of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 11

APPROVAL OF A GRANT BY PLAZA CENTERS OF A DEED OF INDEMNITY TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by Plaza Centers of a deed of indemnity to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company.

The terms of the deed of indemnity granted by Plaza Centers to Mr. Zisser is identical to the terms of the deeds of indemnity approved for grant by Plaza Centers to all of its other directors and officers.

The grant of indemnity to a director of a public company under the Israeli Companies Law requires the approval by the audit committee, board of directors and general meeting of shareholders of such company. Although Plaza Centers is currently a public company, since the approval of the grant of indemnity to Mr. Zisser by Plaza Centers was made while Plaza Centers was a wholly-owned subsidiary of the Company and for caution purposes, the grant by Plaza Centers of such deed of indemnity to Mr. Zisser is brought for the approval of the Company’s shareholders.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval that the proposed grant of such deed of indemnity by Plaza Centers to Mr. Zisser was approved by Plaza Centers, prior to the initial public offering of Plaza Centers’ ordinary shares on the London Stock Exchange, to all of the directors and officers of Plaza Centers and under identical terms. The Audit Committee and Board of Directors further noted that the proposed grant of such deed of indemnity by Plaza Centers to Mr. Zisser is customary and reasonable under the circumstances. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant of such deed of indemnity to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by Plaza Centers N.V. of a deed of indemnity to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both the Company and Plaza Centers N.V., who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 12

APPROVAL OF A GRANT BY PLAZA CENTERS OF 1,516,541 OPTIONS EXERCISABLE INTO
ORDINARY SHARES OF PLAZA CENTERS TO CERTAIN DIRECTORS OF THE COMPANY, IN
ACCORDANCE WITH PLAZA CENTERS’ INCENTIVE PLAN

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by Plaza Centers of an aggregate of 1,516,541 non-negotiable options to purchase such number of ordinary shares of Plaza Centers as reflects the benefit granted (see the exercise formula under the heading “Exercise of Options” below) under Plaza Centers’ Incentive Plan (in this Proposal No. 12, the “Plan”) to three directors of the Company (collectively: the “Offerees”), in the following portions: 1,116,541 Options to Mr. Shimon Yitzhaki, 150,000 Options to Mr. Abraham (Rami) Goren and 250,000 Options to Ms. Rachel Lavine (collectively, the “Options”). The Options will be granted to a trustee for the benefit of the Offerees, in accordance with the capital gains tax track selected by the Company, see also the “Taxation” section below.

The Options are granted to Mr. Yitzhaki and Ms. Lavine for their service in Plaza Centers (Mr. Yitzhaki currently serves as a non-executive director of Plaza Centers and Ms. Lavine served as President and Chief Executive Officer of Plaza Centers between January 2005 and August 2006). The Options are granted to Mr. Goren for his significant contribution to the initial public offering of Plaza Centers.

The maximum number of Plaza Centers’ ordinary shares issuable upon exercise of all of the Options is 674,018 (see the exercise formula under the heading “Exercise of Options” below). Assuming the exercise of all Options into ordinary shares, such number of ordinary shares shall constitute approximately 0.23% of Plaza Centers’ issued share capital and approximately 0.22% of Plaza Centers’ issued share capital, on a fully diluted basis.1

The following is a short summary of the principal terms of the grant of Options to the Offerees:

Date of Grant

The grant of the Options to the Offeree was approved by Plaza Centers on October 27, 2006, within the framework of a grant to Plaza Centers’ employees, directors and officers and consultants (the “Date of Grant”).

Under the Israeli Companies Law, the service terms of directors of an Israeli public company require the approval of such company’s audit committee, board of directors and general meeting of shareholders. Although Plaza Centers is currently a public company, since at the time of the grant of such Options to the Offerees, Plaza Centers was a wholly owned subsidiary of the Company, and for caution purposes, the grant of the Options to the Offerees is brought for the approval of the Company’s shareholders.

Exercise Price

The Options will be granted to the Offerees for no consideration. The exercise price per Option (the “Exercise Price”) is 180 pence (GBP), being the offer price at Plaza Centers’ admission for trade on the London Stock Exchange (i.e. the price per share as determined at the pricing).

Vesting Periods

The Options shall vest in accordance with the following vesting schedule: one third (33.33%) of the Options shall vest on each of the first three anniversaries of the Date of Grant (the “Vesting Periods”). Following the expiration of all Vesting Periods applicable to any Offeree, the Offeree shall be entitled to exercise all of the Options issued to the trustee for the benefit of such Offeree, unless otherwise expired in accordance with the terms of the Plan.

Option Term

The Options which have not been exercised shall expire and be cancelled at 17:00 (London time) at the end of 5 years of the date of their grant (the “Option Term”), unless they have expired theretofore, pursuant to the provisions of “Expiry of Options” below.

Expiry of Options

The Options shall expire on each of the following occurrences: (i) exercised Options shall expire on the date of allocation of the Exercise Shares (as defined below) therefor; (ii) Options shall expire and shall not be exercisable at the end of the Option Term. Options that the Offerees’ entitlement to exercise has been cancelled pursuant to the provisions of “Termination of Employment or Service” below, shall return to the pool of Options.

1 Assuming the exercise of all 33,834,586 options exercisable into a maximum of 15,037,594 ordinary shares of Plaza Centers, which constitute as of the date of this Proxy Statement all of Plaza Centers’ securities convertible or exercisable into ordinary shares of Plaza Centers.

Exercise of Options

Subject to the provisions of the Plan and Plaza Centers’ code on dealing in securities (the “Sharedealing Code”), the Offeree may exercise all or any of the Options during the Option Term, by means of sending a written exercise notice, signed by the Offeree, to Plaza Centers’ registered office specifying, inter alia, the Offeree’s name and identification card number as well as the number of Options which the Offeree wishes to exercise (the “Exercise Notice”). On the date of receipt by Plaza Centers of the Exercise Notice (and where the Exercise Notice is received after the hour 13:00, on the trading day subsequent to receipt of the Exercise Notice by the Company) (the “Exercise Day”), Plaza Centers shall allocate the Exercise Shares as calculated in accordance with the following formula:

(A x B) - (A x C)

D

A	=	The number of Options which the Offeree wishes to exercise that is specified in the Exercise Notice;
B	=	The opening price in GBP of the Company Share on the London Stock Exchange on the Exercise Day, provided that if the opening price exceeds 180% of the Exercise Price (without adjustments for the distribution of cash dividend) the opening price shall be set as 180% of the Exercise Price;
C	=	Exercise Price in GBP per Option;
D	=	The opening price in GBP of Plaza Centers’ ordinary share on the London Stock Exchange on the Exercise Day.

Fractions of ordinary shares shall be rounded to the nearest whole number of ordinary share.

Exercise Shares

Plaza Centers’ ordinary shares arising from the exercise of any Options (the “Exercise Shares”) shall have equal rights to those of Plaza Centers’ ordinary shares, in all respects, immediately upon the allocation thereof and shall be entitled to any dividend or other benefit, the effective date for the right to receive them takes place on or subsequent to the date of allocation thereof.

In accordance with a pre-ruling received from the Israeli Tax Authority, The Offerees are obligated to sell the Exercise Shares within 10 days from the date of their issuance.

Adjustments

In the event that Plaza Centers distributes a cash dividend, the record date for the distribution thereof, will take place after the date of grant, but before the exercise or expiry of the Options, the exercise price, shall be decreased in respect of each Option by the amount of the dividend per share, less the tax payable thereon.

In the event that Plaza Centers distributes bonus shares, the record date for the distribution of which takes place after the Date of Grant, but before the exercise or expiry of the Options, the number of Shares to which the Offeree is entitled to upon the exercise of the Options shall increase by the number of the Shares that the Offeree would have been entitled to as bonus shares, had he exercised the Options prior to the record date for the distribution of the bonus shares. The Exercise Price of each Option shall not vary as a result of the increase in the number of Exercise Shares to which the Offeree is entitled in the wake of the distribution of bonus shares.

If rights to acquire any securities whatsoever are offered to Plaza Centers’ shareholders by way of rights, Plaza Centers shall act with a view that the rights be offered under the same terms, mutatis mutandis, also to holders of the Options not yet exercised or expired, as though the holders of such Options have exercised their Options on the eve of the record date for the right to participate in the said issuance of rights. The number of the Exercise Shares shall not increase as a result of the said issuance of rights.

In any event of division or consolidation of Plaza Centers’ share capital, or any other corporate capitalization event of a significantly similar nature, Plaza Centers shall effect such changes or adjustments as are required to prevent dilution or increase in an Offeree’s rights, pursuant to the Plan with respect to the number and class of the Exercise Shares in relation to the Options not yet exercised by the Offeree and/or the Exercise Price of each Option.

Termination of Employment or Service

Termination of Employment or Service

In the event employer-employee relations between the Offeree and a company within the Plaza Group (as defined below) employing the Offeree were terminated, or in the event the Offeree’s service as a director of a company within the Plaza Group was terminated, each of which for any reason whatsoever including by reason of death, Retirement2 or Disability3 but other than by reason of Cause4, the Offeree will be entitled to all Options allocated to the Offeree upon termination of employer-employee relations or cessation of service, as discussed above, whether such Options have vested or not, all in accordance with the vesting dates and all other terms of the Plan.

Termination of Employment or Service by Reason of Cause

In the event employer-employee relations between the Offeree and the company within the Plaza Group employing the Offeree were terminated, or in the event the Offeree’s service as a director of a company within the Plaza Group was terminated, each of which by reason of Cause, the Offeree shall not be entitled to exercise any Options allocated to the Offeree which were not exercised by the Offeree, whether they have vested or have not vested by such date.

If subsequent to the Offeree’s termination of employer-employee relations, or cessation of the Offeree’s directorship service, but prior to the exercise of Options granted to such Offeree, the administrator determines that either prior or subsequent to the Offeree’s termination of employment or service the Offeree was engaged in conduct which would constitute Cause, then the Offeree’s right to exercise the Options granted to such Offeree shall immediately cease upon such determination.

General

In the event that the Offeree works for or has moved to work at another company within the Plaza Group or serves as or has moved to serve as a director of another company within the Plaza Group, such move shall not be considered as termination of employer-employee relations or termination of service. For this purpose, “Plaza Group” shall also include the Company and any direct or indirect subsidiary of the Company and companies under the Company’s control and including other corporations that provide similar services to the Company.

Options that the Offeree’s entitlement to exercise has been cancelled pursuant to the above sections shall confer no rights on such Offeree.

Except as stated above, for the purpose of this section “Termination of Employment or Service”, the “Plaza Group” shall mean Plaza Centers, its subsidiaries and companies under its control, directly and/or indirectly (in any form of corporation, including companies and partnerships) and the company in which any Offeree is currently employed by or serves in.

2 Retirement to pension under the provisions of any law or agreement.
3 Physical or mental impairment or sickness of an Offeree making it impossible for the Offeree to continue his or her employment or service with any company within the Plaza Group for a period of at least 6 months.
4 Including without limited, dishonesty towards any company within the Plaza Group, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of a company within the Plaza Group and any substantial breach by the Oferee of his or her employment or service agreement or terms.

Transfer of Options

The Options may not be transferred to any Offeree and/or any other third party, other than transfer by virtue of a Last Will and Testament or under applicable law.

Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent.

At the request of underwriters, on public offering of any securities of Plaza Centers, Plaza Centers’ board of directors may resolve that the Exercise Shares may not be sold for a period not exceeding 180 days, or for such longer period as shall be recommended by the board of directors.

Acceleration of Vesting of Options

Upon the occurrence of an event of Change of Control in Plaza Centers, as such term is defined herein, the vesting of all the outstanding Options granted by Plaza Centers that were not exercised or did not expire by such date shall be accelerated, so that on the date of such Change of Control, all such Options shall be fully vested and may be exercised into shares of Plaza Centers by the Offeree. For this purpose, a “Change of Control” shall mean the obtaining of 50.01% of Plaza Centers’ issued share capital and/or voting rights by another person or entity, other than the Company, its subsidiaries or companies under its control, directly or indirectly, and/or the Company’s controlling shareholder, directly and/or indirectly.

Taxation

The following is a brief summary of certain Israeli tax implications of the grant of Options. This discussion is based on a relatively new legislation that is subject to further judicial or administrative interpretation and there can be no assurance that the views expressed herein will comply with any such future interpretation. This discussion is not intended to, and does not, cover all possible tax consequences.

Capital Gains Tax Track

The Options are granted to the Offerees in accordance with the Israeli capital gains tax track under the Israeli Tax Ordinance [New Version] of 1961 (the “Tax Ordinance”). Under such tax track, the Offeree pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares. In the event the Exercise Price of the Options is lower than the market value of the Plaza Centers’ shares (as determined by the Israeli tax authority), the Offeree will be required to pay income tax on the difference between the Exercise Price and the aforementioned market value of the Plaza Centers’ shares (according to the marginal tax rate of the Offeree of up to 48% tax) and 25% on profits above the market value determined by the Israeli tax authority. Plaza Centers may not recognize expenses pertaining to the Options for tax purposes. The Options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 24 months commencing on the day on which the Options were granted (the “Lock-up Period”). A violation of the Lock-up Period results in the payment by an Offeree of income tax according to the marginal tax rate of the Offeree of up to 48% tax on all profits gained upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares and the Company will be obligated to make the employer’s payments to the National Insurance Institute.

Other Tax Consequences

Any tax implications pursuant to any applicable law in connection with the grant of Options, their exercise, their holding or the sale of the Exercise Shares shall be borne by the Offerees. The Offeree shall indemnify Plaza Centers and/or the company within Plaza Centers Group and shall hold them harmless from any liability for any payment of tax and/or fine and/or interest and/or linkage as aforesaid.

Administration of the Plan

Plaza Centers’ board of directors has the absolute discretion to manage and administer the Plan, adopt resolutions with respect to the Plan, interpret same and introduce changes therein, as it deems fit with respect to all or any of the Options, all subject to the provisions of any applicable law. Neither the Exercise Price nor the other material conditions regarding the granted Options shall be modified during the Option Term except in so far as prompted by structural changes relating to the Plaza Centers’ ordinary shares in accordance with established market practice and other modifications that may be required for specific grants under local law applicable to Offerees.

Applicable Law and Jurisdiction

The Plan and all accompanying documents related thereto shall be interpreted in accordance with, and subject to, the laws of the State of Israel. The jurisdiction with respect to the Plan and all accompanying documents, as aforesaid, shall only be vested in the pertinent courts at Tel Aviv — Jaffa district in Israel.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed grant of Options to the Offerees that the grant is proposed due to the significant contribution and service of the Offerrees to the development of Plaza Centers. As previously discussed, Mr. Yitzhaki currently serves as a non-executive director of Plaza Centers, Ms. Lavine served as President and Chief Executive Officer of Plaza Centers between January 2005 and August 2006 and Mr. Goren assisted in the initial public offering of Plaza Centers. The Audit Committee and Board of Directors approved the proposed grant taking into consideration, among other things, the contribution of each of the Offerees to the development of Plaza Centers’ activities, the overall compensation of the Offrees from the Company and its subsidiaries, an estimation of the economic value of the Options and the common practice to grant options to employees, directors and officers prior to a company’s initial public offering. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by Plaza Centers of an aggregate of 1,516,541 options exercisable into ordinary shares of Plaza Centers to certain directors of the Company, in accordance with Plaza Centers’ incentive plan, having been approved by the Audit Committee and the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 13

APPROVAL OF A GRANT BY PLAZA CENTERS OF 3,907,895 OPTIONS EXERCISABLE INTO ORDINARY SHARES OF PLAZA CENTERS TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, IN ACCORDANCE WITH PLAZA CENTERS’ INCENTIVE PLAN

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by Plaza Centers of 3,907,895 non-negotiable options to purchase such number of ordinary shares of Plaza Centers as reflects the benefit granted under Plaza Centers’ Incentive Plan (in this Proposal No. 13, the “Plan”) to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both Plaza Centers and the Company, who is also considered the indirect controlling shareholder of the Company (the “Options”).

The maximum number of Plaza Centers’ ordinary shares issuable upon exercise of all of the Options is 1,736,842. Assuming the exercise of all Options into ordinary shares, such number of ordinary shares shall constitute approximately 0.59% of Plaza Centers’ issued share capital and approximately 0.57% of Plaza Centers’ issued share capital, on a fully diluted basis5.

5 Assuming the exercise of all 33,834,586 options exercisable into a maximum of 15,037,594 ordinary shares of Plaza Centers, which constitute as of the date of this Proxy Statement all of Plaza Centers’ securities convertible or exercisable into ordinary shares of Plaza Centers.

The terms of grant by Plaza Centers of the Options to Mr. Zisser are identical to the terms of grant of Options to the other directors of the Company as discussed in Proposal No. 12 above, except that the tax treatment with respect to such grant is according to Section 3(i) of the Israeli Tax Ordinance [New Version] of 1961, which imposes tax on the income deemed attributed to Mr. Zisser in respect of the Options. In general, the tax event is triggered upon the exercise of the Options into shares and the taxable income is calculated as the difference between the fair market value of the shares upon exercise and the exercise price of the Options. The proceeds obtained are taxed as earned income according to Mr. Zisser’s marginal tax rate. A further tax event is triggered upon the sale of the underlying shares and the income is calculated on the difference between the value of shares upon exercise and the consideration received by Mr. Zisser from the sale. This part of income is taxable as capital gains (25%). The above discussion is not intended to, and does not, cover all possible tax consequences.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed grant of the Options to Mr. Zisser, the Executive Chairman of Plaza Centers and the Company that the Options are proposed to be granted to Mr. Zisser in recognition of Mr. Zisser’s much valued experience and skills and his significant contribution to the development of Plaza Centers’ business. Mr. Zisser has led the successful initial public offering of Plaza Centers on the London Stock Exchange. The Audit Committee and Board of Directors approved the proposed grant taking into consideration, among other things, Mr. Zisser’s contribution to Plaza Centers and indirectly to the Company, the overall compensation of Mr. Zisser from the Company and its subsidiaries, an estimation of the economic value of the Options and the common practice to grant options to employees, directors and officers prior to a company’s initial public offering. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by Plaza Centers of 3,907,895 options exercisable into Plaza Centers’ ordinary shares pursuant to the Plan to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 14

APPROVAL OF A SERVICE AGREEMENT DATED OCTOBER 26, 2006 ENTERED INTO BETWEEN PLAZA CENTERS AND MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND PLAZA CENTERS, WHO IS ALSO CONSIDERED AS THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve a service agreement dated October 26, 2006 entered into between Plaza Centers and Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both the Company and Plaza Centers, who is also considered the indirect controlling shareholder of the Company.

The following is a short summary of the principal terms of the service agreement:

Mr. Zisser will serve as the Executive Chairman of the board of directors of Plaza Centers and will perform such duties and exercise powers as may reasonably be assigned to him by Plaza Centers’ board of directors. Plaza Centers has acknowledged that Mr. Zisser also serves as the Executive Chairman of the Board of Directors of the Company.

Mr. Zisser will receive an annual salary of US$300,000 which will be paid monthly as well as reimbursement of his reasonable expenses incurred by him in the performance of his duties under the service agreement or production of appropriate vouchers or receipts. Mr. Zisser will be provided with a company credit card which he shall use in accordance with Plaza Centers’ guidelines. The salary will be reviewed by the board of directors of Plaza Centers each year and may be increased at the discretion of Plaza Centers’ board of directors and subject to applicable law. Mr. Zisser waived his right to any entitlement to severance pay under the Israeli Severance Pay Law of 1963 and social benefit. Under Israeli law, waiver of certain social benefits, including severance pay, has no effect and, therefore, the Company is exposed to potential additional payments to Mr. Zisser in an aggregate amount which the Company believes to be not material to the Company. The Company intends to make best efforts to cause Plaza Centers to amend the above agreement in order to terminate or minimize the above exposure.

Mr. Zisser is entitled to 60 working days in any 12 consecutive months of a leave due to illness, accident or other incapacity during which time Plaza Centers shall pay Mr. Zisser’s remuneration. In the event of absence of more than 60 working days, Plaza Centers’ board of directors shall determine whether to continue to pay Mr. Zisser’s remuneration. Plaza Centers may terminate the service agreement by giving a minimum notice to Mr. Zisser in the event Mr. Zisser is incapacitated from performing his work during 90 working days in any 12 consecutive months or 60 consecutive working days.

The service agreement will enter into effect upon the receipt of the Company’s shareholders’ approval for this Proposal No. 14 with retroactive effect as of October 26, 2006.

Each party may terminate the service agreement by a 12-month prior notice. In such event, Plaza Centers may also require Mr. Zisser to cease to perform his duties under the service agreement while Mr. Zisser is entitled to receive his salary and all other benefits during such term. In lieu of such prior notice, Plaza Centers may terminate the service agreement immediately and pay Mr. Zisser a lump sum amount equal to Mr. Zisser’s salary during the term of such prior notice. Plaza Centers may terminate the service agreement without notice or payment in lieu of notice, among other things, in the event of gross misconduct by Mr. Zisser, bankruptcy, conviction of a criminal offence involving ignominy and disqualification from being a director of a company by a court order.

In the event the Company’s shareholders do not approve this Proposal No. 14, Mr. Zisser will continue to serve as Executive Chairman of Plaza Centers’ board of directors for no consideration, but the remaining terms of the service agreement will continue to apply.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of this Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed service agreement that the service agreement is intended to compensate Mr. Zisser for his services to Plaza Centers and that the terms of the service agreement are reasonable taking into consideration the scope of work and liability of Mr. Zisser and the overall compensation of Mr. Zisser from the Company and its subsidiaries. The Audit Committee and Board of Directors further stated that the entering into the service agreement by the Company and Plaza Centers is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the service agreement entered into between the Company and Mr. Mordechay Zisser, the Executive Chairman of the board of directors of both the Company and Plaza Centers, and who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 15

APPROVAL AND RATIFICATION OF TWO SEPARATE AGREEMENTS ENTERED INTO BETWEEN MS. RACHEL LAVINE, A DIRECTOR OF THE COMPANY WHO SERVED IN VARIOUS EXECUTIVE POSITIONS WITHIN THE COMPANY GROUP, AND EACH OF THE COMPANY AND

ELSCINT LIMITED, A SUBSIDIARY OF THE COMPANY, DATED FEBRUARY 7, 2007, REGARDING HER RESIGNATION FROM CERTAIN POSITIONS WITHIN THE COMPANY GROUP

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve and ratify two separate agreements entered into between Ms. Rachel Lavine and each of the Company and Elscint Limited. (“Elscint”), the Company’s subsidiary, dated February 7, 2007, regarding Ms. Lavine’s resignation from her employment by the Company and companies under its control, directly or indirectly (the “Company Group”).

The following is a short summary of the principal terms of each of the above agreements:

Agreement with Elscint

The agreement with Elscint provides that Ms. Lavine, who served as President and director of Elscint, shall resign from her positions effective February 7, 2007. Ms. Lavine shall continue to enjoy the same payments and benefits from the date of her resignation until March 31, 2008, of which part constitutes unexploited accumulated vacation days, and part an agreed adjustment period during which time Ms. Lavine shall not be obligated to work.

Ms. Lavine shall be entitled to the annual bonus payable in respect of the years 2007 and 2008 as a retirement bonus, as approved by the Company’s shareholders on May 31, 2006. The aforementioned retirement bonuses will be paid no later than April 1st of the following year (while a late in payment of up to 30 days shall not be considered as a breach of the agreement). For information regarding the annual bonus to Ms. Lavine approved by the Company’s shareholders on May 31, 2006, see the Company’s proxy statement filed on April 20, 2006.

Elscint limited shall pay the tuition fee of Ms. Lavine in the Kellogg-Recanati Executive MBA program in an aggregate amount of US$47,000 and shall bear all tax expenses associated with such payment.

Elscint undertook to continue to purchase directors’ and officers’ liability insurance policy which shall cover Ms. Lavine’s liability as a director and/or officer of Elscint and companies under its control, directly or indirectly, in a scope and quality which shall not be less than the existing directors’ and officers’ liability insurance policy, for a period of at least 7 years from the last date upon which Ms. Lavine served as a director or officer of Elscint or companies under its control, directly or indirectly.

The agreement further provides for a mutual release of Ms. Lavine and Elscint and its affiliates from any claim and/or demand relating to Ms. Lavine’s employment or service as an office holder, or relating to her resignation. For this purpose “Affiliate” shall mean Elscint, its managers, members of Elscint’s board of directors, persons acting on Elscint’s behalf, corporations under Elscint’s control, corporations controlling Elscint or under common control.

Agreement with the Company

The agreement provides that, effective as of February 7, 2007, Ms. Lavine shall be entitled to: (i) all of the 75,000 options exercisable into Shares in accordance with the Company’s incentive plan; and (ii) all of the 250,000 options exercisable into Plaza Centers’ ordinary shares in accordance with Plaza Centers’ incentive plan; and same regardless of her continued employment by and/or service as a director in the Company, Plaza Centers or any other company directly or indirectly controlled by the Company or Plaza Centers. The remaining terms of each grant under the Company’s and Plaza Centers’ incentive plans respectively shall remain unchanged.

At the Company’s request and until not later than the end of 2008, Ms. Lavine may continue to serve as a non-executive director in the Company or in any company controlled by the Company which acts as the holding company for any of its material fields of activities. Additionally, at the request of the Company and as required, Ms. Lavine may serve as a non-executive director in companies that hold or operate projects in in Romania, and in telecommunication companies. Ms. Lavine shall be entitled to payment of fees as a director in the Company in equal terms to those applicable to the other directors of the Company who do not hold any other position in the Company. In addition, at the Company’s request and no later than the end of 2008, Ms. Lavine shall assist the Company, from time to time and at a limited scope, in connection with projects Ms. Lavine was involved with prior to the end of 2006.

The Company undertook to continue to purchase directors’ and officers’ liability insurance policy which shall cover Ms. Lavine’s liability as a director and/or officer of the Company and companies under its control, directly or indirectly, in a scope and quality which shall not be less than the existing directors’ and officers’ liability insurance policy for a period of at least 7 years from the last date Ms. Lavine serves as a director or officer of the Company or companies under its control, directly or indirectly.

The agreement further provides for a mutual release of Ms. Lavine and the Company and its affiliates from any claim and/or demand relating to Ms. Lavine’s employment or service as an office holder, or relating to her resignation. For this purpose “Affiliate” shall mean the Company, its managers, members of the Board of Directors, persons acting on the Company’s behalf, corporations under the Company’s control, corporations controlling the Company or under common control.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the agreements entered into between Ms. Lavine and each of the Company and Elscint, as discussed above, that the terms of the agreements are reasonable taking into consideration, among other things, the cost of employment and service of Ms. Lavine during her employment at Elscint and Plaza Centers, and the significant contribution of Ms. Lavine to the Company in her dual capacities as President of Elscint and President and Chief Executive Officer of Plaza Centers, and additionally the potential need to receive Ms. Lavine’s assistance in respect of certain projects managed by her prior to her resignation. In light of all of the above, the Audit Committee and Board of Directors concluded that entering into the above agreements with Ms. Lavine is in the interests of the Company and Elscint.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that each of the agreements entered into between Ms. Rachel Lavine, a director of the Company, and each of the Company and Elscint Limited., a subsidiary of the Company, respectively, dated February 7, 2007, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 16

RATIFICATION OF PAYMENT OF AN ANNUAL BONUS TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

It is proposed to ratify, following the approval by the Audit Committee and Board of Directors, an annual bonus (the “Bonus”) to be awarded to Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, as follows:

The Company will pay Mr. Zisser an annual bonus within 30 days following the approval by the Board of Directors of each year’s audited consolidated financial statements of the Company and will be calculated, as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 3% of Profits between NIS 100 million and NIS 125 million; (iii) 3.5% of Profits between NIS 125 million and NIS 150 million; and (iv) 4% of Profits exceeding NIS 150 million.

For the purposes of determining the Bonus, “Profits” means profits of the Company before taxes as disclosed on the Company’s annual audited consolidated financial statements.

The annual bonus will be paid to Mr. Zisser for the fiscal year ended on December 31, 2006 and for each fiscal year thereafter for so long as Mr. Zisser serves as a director or officer of the Company or any of the Company’s subsidiaries.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of this Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed payment of annual bonus to Mr. Zisser that the same payment of annual bonus has already been approved by the Audit Committee and Board of Directors in previous resolutions of the Audit Committee and Board of Directors in March 2006. The payment of annual bonus is proposed to be granted to Mr. Zisser in light of his significant contribution to the Company’s business and in recognition of Mr. Zisser’s expertise and much valued experience, and is intended to compensate Mr. Zisser for his service at the Company and encourage him to continue to contribute to the development of the Company’s business. The formula of the annual bonus is appropriate to the Company as mainly engaged in entrepreneur real-estate enterprises and is linked to the Company’s financial performance. The Audit Committee and Board of Directors further noted that the proposed annual bonus is reasonable taking into consideration, among other things, the significant contribution and special role Mr. Zisser plays in the development and advancement of the Company’s business and financial results, the Company’s financial results, the overall compensation of Mr. Zisser from the Company and its subsidiaries and annual bonuses received by other executive chairmen and presidents of Israeli public companies. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed payment of annual bonus to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the annual bonus of the Company’s Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, having been approved and ratified by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, ratified.”

The Board of Directors recommends a vote FOR ratification of this proposed resolution.

Proposal No. 17

RATIFICATION OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION REGARDING INSURANCE, INDEMNITY AND EXEMPTION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER PERSONS EMPLOYED BY, DEALING OR ENGAGED WITH THE COMPANY IN ORDER TO ADJUST THE SAME TO AMENDMENT NO. 3 IN ACCORDANCE WITH THE COMPANIES LAW

Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) entered into force on March 17, 2005, amended, inter alia, the provisions of the Companies Law regarding the grant of insurance, indemnity and exemption to directors and officers of companies incorporated under the laws of the State of Israel. The current articles of association of the Company regarding insurance, indemnity and exemption marked to show changes made in such articles in accordance with the Amendment are attached hereto as Exhibit A.

Accordingly, it is proposed to ratify an amendment to the Company’s articles of association regarding the grant of insurance, indemnity and exemption to conform the same to the Amendment. It is noted that the reference in the proposed amendment to the articles of association to the term “officer” also includes a director of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the articles of association of the Company so that the current Article 34 through 34F of the articles of association of the Company is hereby replaced by new Articles 34A through 34D, as follows:

INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS

“34A.  Insurance of Officers

34A.1 The Company may insure the liability of an officer therein to the fullest extent permitted by law.

34A.2 Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a) a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

(b) a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(c) a monetary obligation imposed on him in favor of another person.

(d) any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the Company.

34B.  Indemnity of Officers

34B.1 The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

34B.1.1 Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

34B.1.2 Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent.

34B.1.3 Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

34B.1.4 Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

34B.2  Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

34B.2.1 Matters as detailed in Article 34B.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

34B.2.2 Matters as detailed in Article 34B.1.2 and 34B.1.3.

34B.2.3 Any matter permitted by applicable law.

The Company may indemnify an officer therein, save for the events subject to any applicable law.

The aggregate indemnification amount, paid pursuant to this Article 34B.2 shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

34C.  Exemption of Officers

The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by law.

34D.  Insurance, Exemption and Indemnity — General

34D.1  The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

34D.2  Articles 34A through 34D shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

34D.3  An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer’s service with the Company.” ”

The Board of Directors recommends a vote FOR ratification of this proposed resolution.

Proposal No. 18

RATIFICATION OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY THE COMPANY’S DIRECTORS AND OFFICERS WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY

Subject to the adoption of the resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 17 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify the Company’s current and future directors and officers, who are non-controlling shareholders of the Company, by virtue of their service as directors or officers of the Company or by virtue of their service as directors or officers on behalf of the Company in a company controlled by the Company or in which the Company has an interest, in accordance with the following principles:

A. The aggregate indemnification amount pursuant to the Company’s undertakings to prospectively indemnify its directors and officers shall not exceed the lower of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time with respect to matters covered by the prospective indemnification undertaking. The Board of Directors has determined that, considering the scope and type of activity of the Company, this amount is reasonable under the circumstances.

B. The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under any applicable law) to the following events that, in the opinion of the Board of Directors, are foreseeable as of the date hereof. It is noted that the reference in this list of events to the term “officer” also includes a director of the Company.

(i) Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

(ii) Conducting tender offers and any thing related thereto;

(iii) A “Transaction” within the meaning of Section 1 of the Companies Law6, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or

6 Article 1 of the Companies Law defines “Transaction” as “a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such “Transaction”;

(iv) Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on NASDAQ Global Market and/or the Tel Aviv Stock Exchange and/or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

(v) Any resolution with respect to distribution, as defined in the Companies Law;

(vi) Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

(vii) Taking part in tenders;

(viii) The making of any statement, including a bona fide statement or opinion made by a director or an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

(ix) An act in contradiction to the articles or memorandum of association of the Company;

(x) Any action or decision in relation to employer-employee relationship, including the negotiation for, signing and performance of employment agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

(xi) Any action or decision in relation to work safety and/or working conditions;

(xii) Negotiation for, signing and performance of insurance policy;

(xiii) Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

(xiv) Decisions and/or acts pertaining to the environment, including dangerous substances;

(xv) Decisions and/or acts pertaining to the Consumer Protection Law of 1981, and/or orders and/or Regulations thereunder;

(xvi) Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

(xvii) Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

(xviii) Reporting and/or filing of applications to the state authorities and other authorities; and

(xix) Any of the foregoing events relating to the capacity of such director or officer as a director or officer of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.

Accordingly, the Company will issue from time to time letters of indemnification to its current and future directors and officers, who are not considered controlling shareholders of the Company, in substantially the form attached hereto as Exhibit B.

It is clarified that letters of indemnification to be issued by the Company to its directors and officers as stated above do not derogate in any way from any indemnification undertaking the Company has taken upon in the past,

6 Article 1 of the Companies Law defines “Transaction” as “a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

provided however, that the aggregate indemnification amount pursuant to all the letters of indemnification issued or that shall be issued by the Company will not exceed the indemnification amount stated in Section (A) above. Notwithstanding the foregoing, in the event of any contradiction between letters of indemnification to be issued in accordance with this Proposal No. 18 and previous letters of indemnification issued by the Company, the provisions of the letters of indemnifications to be issued by the Company following the approval of this Proposal No. 18 will prevail.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company, in accordance with Amendment No. 3 to the Israeli Companies Law, and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company, and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly, having been approved by the Audit Committee and Board of Directors and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR ratification of this proposed resolution.

Proposal No. 19

RATIFICATION OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY MR. MORDECHAY ZISSER,THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERD AS THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY

Following the adoption of a resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 17 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity granted to all other directors and officers of the Company and is subject to the same conditions, as described in Proposal No. 18 above.

For a description of the principles applicable to such prospective indemnification undertaking and the letters of indemnification to be issued accordingly. See Proposal No. 18 above.

Summary of the Audit Committee’s and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the prospective indemnification to Mr. Zisser, as aforementioned, that the prospective indemnification proposed to be granted to Mr. Zisser is identical to the prospective indemnification proposed to be granted to all other directors and officers of the Company. See Proposal No. 18 above. The Audit Committee and Board of Directors further noted that the proposed aggregate indemnification amount is reasonable and customary in Israeli public companies. In light of all of the above, the Audit Committee and Board of Directors concluded that that the proposed grant of such prospective indemnification to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company, in accordance with Amendment No. 3 to the Israeli Companies Law, and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 17 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly, having been approved by the Audit

Committee and Board of Directors and as presented to the shareholders, be, and the same hereby is, ratified.”

The Board of Directors recommends a vote FOR ratification of this proposed resolution.

In addition, shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2006.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 24 hours before the Meeting.

By Order of the Board of Directors,

MR. MORDECHAY ZISSER
Executive Chairman of the Board of Directors

MR. SHIMON YITZHAKI
President

September 6, 2007

Exhibit A

INSURANCE~~EXEMPTION~~, INDEMNITY AND ~~EEXEMPTION~~EXEMPTION OF OFFICERS

~~34 Subject to the provisions of the Companies Law, 1999 (the ‘Companies Law‘), the Company may prospectively exempt any officer of the Company from liability, in whole or in part, for damages sustained due to a breach by the officer of such officer’s duty of care to the Company.~~

34A  Insurance of Officers

34A.1  ~~Subject to the provisions of the Companies Law, t~~The Company may ~~subscribe for~~insur~~eance of~~ the liability of any officer therein ~~of the~~to the fullest extent permitted by law. ~~Company imposed on such officer due to an act performed by such officer in such officer’s capacity as an officer of the Company, in any of the following:~~

34A.2  Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a~~i~~) A ~~B~~breach ~~by~~ of the duty of care via-a-vis ~~officer of such officer’s duty of care to~~ the Company or via-a-vis another ~~to any other~~person;

(~~ii~~b) A ~~B~~breach of the ~~officer’s~~ fiduciary duty via-a-vis~~to~~the Company, provided that the officer acted in good faith and had reasonable ~~grounds~~basis to believe that the act would not ~~prejudice the interest of~~harm the Company;

(~~iii~~c) A ~~M~~monetary obligation~~liability~~ imposed ~~upon an officer in~~ on him in favor of another person. ~~third party;~~

(~~iv~~d) Any other matter ~~event~~ in respect of which it is permitted or will be permitted under applicable law ~~an~~ to insure~~ance~~ the liability of an officer in the Company. ~~is and/or may be permitted.~~

34B.  Indemnity of Officers

34B.1  The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:~~The Company may, subject to the Companies Law,~~

~~(i) prospectively undertake to indemnify an officer of the Company, with respect to liability or expense set forth in Article 34C, incurred by such officer for an act performed by such officer in such officer’s capacity as an officer of the Company, provided that the prospective indemnification undertaking shall be limited to certain events that in the opinion of the Board of Directors are foreseeable at the time of issuance of the prospective indemnification undertaking and to an amount that the Board of Directors has determined that is a reasonable amount under the circumstances;~~

~~(ii) retroactively indemnify an officer of the Company with respect to liability or expense set forth in Article 34C, imposed on such officer for an act performed by such officer in such officer’s capacity as an officer of the Company.~~

34B.1.1  Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

34B.1.2  Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent.

34B.1.3  Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

34B.1.4   Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

34.2  Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

34B.2.1  Matters as detailed in Article 34B.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

34B.2.2  Matters as detailed in Article 34B.1.2 and 34B.1.3.

34B.2.3  Any matter permitted by applicable law.

The Company may indemnify an officer therein, save for the events subject to any applicable law.

~~(iii)~~ The aggregate indemnification amount, paid ~~to officers of the Company~~ pursuant to this Article 34B.2~~(i) above and Article 34D(i) below,~~shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

~~34C A prospective indemnification undertaking or a retroactive indemnification, as referred to in Articles 34B(i) and (2) above, may be issued or granted, as the case may be, with respect to the following matters:~~

~~(i) Monetary liability imposed upon an officer in favor of a third party by a judgment, including a settlement judgment approved by court or an arbitrator’s award approved by court;~~

~~(ii) Reasonable litigation expenses, including attorney’s fees, incurred by or charged to an officer by court, in proceedings brought against the officer by the Company or on its behalf or by a third party, or a criminal charge from which the officer was acquitted or for a criminal charge in which such officer was convicted of an offense not requiring proof of criminal intent;~~

~~(iii) Other liability or expense for which it is or may be permissible to indemnify an officer.~~

34C.  Exemption of officers

~~34D The Company is authorized, subject to the provisions of the Companies Law,~~

~~(i) to prospectively undertake to indemnify and accordingly issue a prospective indemnification undertaking in favor of any person, including an officer of the Company who officiates or officiated on behalf or at the request of the Company as a director of another company of which the Company is either directly or indirectly a shareholder or in which it has any other interest whatsoever (‘Director of the Other Company‘) with respect to a liability or expense as set forth in Article 34C above, which may be imposed upon such person as a result of an act performed by such person in his/her capacity as a Director of the Other Company, provided that such undertaking is limited to events that in the opinion of the Board of Directors are foreseeable at the time of the issue of the undertaking and is limited to the amount determined by the Board of Directors as reasonable under the circumstances;~~

~~(ii) without derogating from the provisions of Article 34D(i) above, to retroactively indemnify a Director of the Other Company in respect of liability or expense as set forth in Article 34C above, imposed upon him/her as a result of an act performed by him/her in his/her capacity as a Director of the Other Company.~~

~~34E~~ The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by law.~~, subject to the provisions of the Companies Law,~~

~~(i) retroactively indemnify an employee or clerk of the Company who is not an officer of the Company in respect of liability or expense incurred by such employee or clerk or which such employee or clerk is obligated to pay by court order due to a bona fide act performed by such employee or clerk in such employee’s or clerk’s capacity as an employee or clerk of the Company, excluding as a result of a criminal charge in which such employee or clerk was convicted of an offense requiring proof of criminal intent and the convicting judgment was not canceled in an appeal or cannot be further appealed;~~

~~(ii) prospectively indemnify and accordingly issue a prospective indemnification undertaking in favor of an employee or clerk of the Company who is not an officer of the Company and to retroactively indemnify any employee or clerk of the Company with respect to any monetary liability to be imposed or imposed upon such employee or clerk in favor of a third party in respect of an act performed in good faith by such employee or clerk in his or her capacity as an employee or a clerk of the Company.~~

~~34F Subject to the provisions of the Companies Law and the provisions of Article 34B(iii) above, nothing contained in These Articles shall limit the Company in any manner whatsoever from entering into an agreement for liability insurance, or the grant of exemption or indemnification,~~

~~(i) With respect to an officer of the Company or a Director of the Other Company, to the extent that the insurance, exemption or indemnity are not forbidden by law;~~

~~(ii) With respect to any person who is not an officer of the Company or a Director of the Other Company, including, without derogating from the generality of the aforesaid, employees, clerks, representatives, contractors or consultants.~~

34D.  Insurance, Exemption and Indemnity — General

34D.1  The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

34D.2  Articles 34A through 34D shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

34D.3  An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer’s service with the Company.

Exhibit B

To

Elbit Medical Imaging Ltd.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

Whereas on          , 2007 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law of 1999 (the “Companies Law”); and

Whereas on          , 2007 the General Meeting of the Company approved to indemnify the Officers of the Company in accordance with the Companies Law;

WE HEREBY DECLARE THAT:

1. Obligation to indemnify:

The Company hereby undertakes:

1.1. To indemnify you for any liability or expense, as detailed below, imposed upon you for actions taken (including actions preceding the date of this Letter) and/or actions that will be taken, by virtue of your service as an Officer of the Company, or an Officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

1.1.1. Financial liability that you incur or imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such acts pertain to one or more of the events set out in the Schedule hereto (the “Schedule”);

1.1.2. Reasonable litigation expenses, including legal fees that you will incur or for which you will be ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you will be acquitted, or in a criminal proceeding in which you will be convicted of a felony but which does not require criminal intent;

1.1.3. Reasonable litigation expenses, including legal fees that you will incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against you and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law;

1.2. The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased, see also section 1.3 below) pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the indemnification decisions, shall not exceed the lower of: (i) 25% of the shareholders’ equity in the Company, as set forth in the Company’s most recent financial statements before such payment as of the date of actual payment by the Company of the indemnification amount; and (ii) US$40 million (the “The Maximum Indemnification Amount”).

1.3. The Maximum Indemnification Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through the Company or on your behalf) and the Company will not be required to indemnify you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this Letter and such payment is covered by an insurance policy, the Company shall be entitle to collect such amount of payment from the insurance proceeds.

1.4. In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds at a certain time the Maximum Indemnification Amount (or the balance thereof after deducting any indemnification amounts paid or payable by the Company to any of its Officers at such time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be allocated between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance with the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

1.5. Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.6. In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2. The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section 2 and to any applicable law:

2.1. There is nothing by law to prevent your being indemnified.

2.2. You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2.3. Despite the provisions of Section 1.6 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions: (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.2 above (or within a shorter period of time — if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages. The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment. In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, or by mediation or by settlement the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.4. You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

2.5. Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 2.3 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

2.6. Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

2.7. The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid, to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company. In addition, in the event of the indemnification hereunder is being paid in respect of your serving as an Officer in any Subsidiary, such indemnification will only be paid after all your rights to insurance and indemnification from such Subsidiary will have been exhausted, if and to the extent they exist.

In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.8. Upon your request to an execution of a payment in connection with any event pursuant to this Letter, the Company shall take all necessary steps according to any applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to obtain the court’s approval.

3. The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your service as an Officer of the Company.

4. In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5. The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.

6. The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7. The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. It is hereby expressly agreed and understood that this Indemnification Letter does not derogate in any way from any indemnification undertaking the Company has taken upon in the past to you; provided however, that the aggregate indemnification amount pursuant to all the letters of indemnification issued or that shall be issued by the Company will not exceed the Maximum Indemnification Amount.

Notwithstanding the foregoing, in the event of any contradiction between this letter of indemnification and a previous letter of indemnification issued to you by the Company, the provisions of this letter will prevail.

8. The Company may, at its sole discretion and at any time, may revoke its undertaking to indemnify you hereunder, or reduce the Maximum Indemnification Amount, or limit the events to which it applies, either in regard to all the Officers or to some of them, to the extent it relates only, to events that will apply after the date of such change, provided that prior notice has been given to the Officer of the Company’s intention to do so, in writing at least 60 days before the date on which such decision will enter into effect. For the avoidance of any doubt, it is hereby clarified that any such decision will not have retroactive effect of any kind whatsoever and the Indemnification Letter, prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that has preceded such change or revocation, even if the proceeding in respect thereof has been filed against the Officer after the change or revocation of the Indemnification Letter. In all other cases, this Indemnification Letter may not be changed, unless the Company and yourself have signed it

9. This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death (God forbids), this Letter will apply to you and your estate.

10. No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

11. The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.

12. The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Indemnification Letter, except if an indemnification claim is related to legal proceeding, already filed by a third party in a different court.

13. In this Indemnification Letter —

“The Companies Law” — the Companies Law, 1999, as will be valid from time to time.

“Officer” — in accordance with its meaning in the Companies Law, including a senior employee of the Company.

“Action” or any derivative of it — including a decision or a failure to act and including your Actions before the date of this Indemnification Letter that were made during your term of service as an Officer in the Company.

This Letter shall be neutral with regard to gender.

14. The Schedule to this Letter is an integral and inseparable part of it.

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

  Elbit Medical Imaging Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

  Officer

Date:

SCHEDULE

Subject to any provision of the law, the events are as follows:

1. Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

2. Conducting tender offers and any thing related thereto;

3. A “Transaction” within the meaning of Section 1 of the Companies Law7, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such “Transaction”;

4. Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq Global Market and/or the Tel Aviv Stock Exchange and/or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

5. Any resolution with respect to distribution, as defined in the Companies Law;

6. Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

7. Taking part in tenders;

8. The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

9. An act in contradiction to the articles or memorandum of association of the Company;

10. Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of employment agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

11. Any action or decision in relation to work safety and/or working conditions;

12. Negotiation for, signing and performance of insurance policy;

13. Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

14. Decisions and/or acts pertaining to the environment, including dangerous substances;

15. Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

16. Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

17. Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

18. Reporting and/or filing of applications to the state authorities and other authorities; and

19. Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.

* * *

7 Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

Exhibit C

PRINCIPAL TERMS OF A GRANT OF 353,500 OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO THE COMPANY’S DIRECTORS IN ACCORDANCE WITH THE COMPANY’S 2006 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

Note: Defined terms in this Exhibit C shall have the same meaning attached to them in the Company’s proxy statement which this document is an exhibit thereto, unless otherwise defined herein.

The Company’s shareholders approved on May 31, 2006 the grant of 353,500 options (the “Options”) to all of the Company’s directors (except for the Executive Chairman), as follows: 90,000 Options to Mr. Shimon Yitzhaki, 75,000 Options to Ms. Rachel Lavine, 50,000 Options to Mr. Abraham (Rami) Goren, 15,000 Options to Mr. Yehoshua (Shuki) Forer, 16,750 Options to each of Mr. Moshe Lion and Shmuel Perets and 30,000 Options to each of Messrs. David Rubner, Yosef Apter and Zvi Tropp (collectively: the “Offerees”). Such grant was made in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan (the “Plan”).

The options were granted under the Plan to a trustee for the benefit of the offerees, in accordance with the capital gains tax track selected by the Company, see also the “Taxation” section below.

The following is a short summary of the principal terms of the grant of Options to the Offerees:

Date of Grant

The Options were granted to the Offerees on July 2, 2006 (the “Date of Grant”).

Exercise Price

The Options were granted to the Offerees for no consideration. The exercise price per Option (the “Exercise Price”) was set at NIS 100.

The Offerees will not pay the Exercise Price upon exercise of Opitons, but instead, will be issued such number of Exercise Shares (as such term is defined herein) as reflects the benefit granted to the Offerees, in accordance with the exercise formula, see “Exercise of Options” below.

Vesting Periods

The Options vest in accordance with the following vesting schedule: one third (33.33%) of the Options shall vest on each of the first three anniversaries of the Date of Grant (the “Vesting Periods”). Following the expiration of all Vesting Periods applicable to any Offeree, the Offeree shall be entitled to exercise all of the Options issued to the trustee for the benefit of such Offeree, unless otherwise expired in accordance with the terms of the Plan.

Exercise Term

Options granted to the Offerees, which were not exercised, will expire at 17:00 (Israel time) on the fifth anniversary of the Date of their Grant, unless expired earlier pursuant to the “Expiration of Options” section below. The term beginning on the date of grant of each Option to any Offeree and ending on 17:00 (Israel time) on the fifth anniversary of its date of grant will be referred to herein as the “Exercise Term”.

Expiration of Options

The Options will expire upon the following terms: (i) exercised Options will expire upon the issuance of Exercise Shares (as defined below) therefor; (ii) unexercised Options will expire at the end of the Exercise Term; and (iii) Options will expire in the event the Offeree’s employment or service is terminated pursuant to the “Termination of Employment or Service” section below.

Exercise of Options

The Options may be exercised into Shares during the Exercise Term by sending the Company and the trustee a written notice signed by the Offeree, which notice must include, among other things, the name of the Offeree, his or her identity number and the number of Options the Offeree wishes to exercise. An exercise notice must be provided to the Company on a trading day on the TASE.

On the day an exercise notice is received by the Company (and in the event such exercise notice was received after 13:00 Israel time — on the first trading day following the receipt of such exercise notice by the Company) (the “Exercise Date”), the Company will issue the Exercise Shares, in accordance with the following exercise formula:

(A x B) - (A x C)
B

A =	the number of options the Offeree wishes to exercise as written in the exercise notice;

B =	the opening price of the Shares on the TASE on the Exercise Date in NIS, provided however, that if such opening price exceeds 166% of the Exercise Price, the opening price will be determined as 166% of the Exercise Price;

C =	the Exercise Price of each Option in NIS;

Fractional shares will be rounded to the nearest whole number of shares.

Exercise Shares

The Shares issued upon the exercise of any Options under the Plan (the “Exercise Shares”) will have equal rights to those of the other Shares of the Company immediately upon their issuance and will be entitled to dividends and all other benefits with respect to which the determining date is on or following the date of issuance of such Exercise Shares.

The Offerees are obligated to sell the Exercise Shares within 10 days from the date of their issuance.

In any issuance of Exercise Shares, the Company shall convert its profits from premium on shares or any other source included in the Company’s equity as detailed in the Company’s most recent financial statements, into share capital in an amount equal to the nominal value of each Exercise Share issued, all in accordance with the provisions of the Companies Law.

Adjustments

In the event the Company distributes a dividend in cash and the record date for such distribution is subsequent to the date of grant of the Options, but prior to the their exercise or expiration, the Exercise Price of each Option will be reduced by the dividend amount net of tax.

In the event that the Company distributes bonus shares and the record date for such distribution is subsequent to the date of grant of the Options, but prior to their exercise or expiration, the number of Exercise Shares will be increased by the number of Shares each Offeree would have been entitled to had such Offeree exercised the Options prior to the record date set for such distribution. The Exercise Price of the Options will not be amended due to the increase in the number of Exercise Shares the Offeree is entitled to following a distribution of bonus Shares.

In the event the Company’s shareholders are issued rights for the purchase of any securities of the Company, the Company will take actions to cause that such rights be offered on the same terms, mutatis mutandis, also to the Offerees who hold Options that have not yet been exercised or expired as if such Offerees have exercised their Options prior to the date determining the right to participate in the issuance of the aforesaid rights. The number of Exercise Shares will not increase as a result of such issuance of rights.

In the event of a split or a consolidation of Shares, or any other capital event of a materially similar nature, the Company will make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of the Offerees within the framework of the Plan with respect to the number and class of the Exercise Shares (for the Options that have been exercised) and/or the Exercise Price of each Option.

In the event of a merger, spin-off or any other organizational change, the Options will be replaced with or converted into equal options of the new company following such organizational change, all in accordance with the sole discretion of the Board of Directors.

Termination of Employment or Service

Generally, termination of employment or service entitles the Offeree to all of the Options which have vested as of such date and unvested Options issued to the trustee on behalf of such Offeree will expire and may be re-issued under the Plan.

However, termination of employment or service resulting from the death of an Offeree or from his/her disability8 will entitle the Offeree or his/her heirs to all of the Options granted to such Offeree, whether vested or unvested, on the date of termination of employment or service. The exercise of any Options in such event will be subject to the terms of the Plan, including provisions regarding Vesting Periods and provisions regarding the capital gains track.

Notwithstanding the foregoing, if an Offeree’s employment is terminated in circumstances which will not entitle the Offeree to severance payments according to applicable law, or if the Offeree’s services is terminated under circumstances whereby the law restricts such service, the Offeree the Offeree will not be entitled to any Options issued to the trustee for his/her benefit, whether vested or unvested on such date.

Transfer of Options

The Options (but not the Exercise Shares) are not transferable by any Offeree and/or any other third party except in the event of death of the Offeree or pursuant to applicable law.

Legal Restrictions on the Transfer of Exercise Shares

Israeli law

The Offerees are prohibited from offering the Exercise Shares underlying the Options on the TASE for a period of six months commencing on the date of grant of the Options to each Offeree (the “Lock-up Period”).

The Offerees are further prohibited from offering the Exercise Shares underlying the Options on the TASE during the six quarters immediately following the end of the Lock-up Period (the “Additional Periods”), unless each Offeree complies with each of the following:

(i) The number of Exercise Shares offered on any trading day on the TASE does not exceed the average daily trading volume of the Shares on the TASE in the eight-week period immediately preceding the date of such offer; and

(ii) The number of Exercise Shares offered on any trading day on the TASE does not exceed one per-cent (1%) of the issued and outstanding share capital of the Company during each quarter. For purposes of this section, the term “Issued and Outstanding Share Capital” excludes Shares issuable upon the exercise of options or the conversion of convertible securities, which options or convertible securities were issued prior to the date of offer of the Exercise Shares.

For the purposes of this section, the term “Quarter” shall mean a three-month period.

The above restrictions shall also apply to the Company’s securities purchased during the Lock-Up Period and the Additional Periods from each Offeree or from a corporation controlled by the Company, other than pursuant to a prospectus and other than during trade on the TASE.

8 “Disability” was defined in the Plan as a stable physical or mental state, which lasts for at least 6 months resulting from an illness or accident and which prevents the offeree from engaging in his or her occupation or a similar occupation which is suitable of the offeree’s education and previous skills and experience, as determined by the Board of Directors in its sole discretion.

U.S. law

If a registration statement for the Exercise Shares underlying the Options has not been filed with the U.S. Securities and Exchange Commission, each Offeree may not sell, transfer or otherwise dispose of the Exercise Shares underlying the Options unless such Exercise Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”) or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

Taxation

The following is a brief summary of certain Israeli tax implications of the grant of Options. This discussion is based on a relatively new legislation that is subject to further judicial or administrative interpretation and there can be no assurance that the views expressed herein will comply with any such future interpretation. This discussion is not intended to, and does not, cover all possible tax consequences.

Selection of the Capital Gains Track

The Board of Directors selected the capital gains tax track for the grant of the Options under the Plan. The following is a short summary of the capital gains tax track:

The Options are granted to the Offerees in accordance with the Israeli capital gains tax track under the Israeli Tax Ordinance [New Version] of 1961 (the “Tax Ordinance”). Under such tax track, the Offeree pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares. Since the event the Exercise Price of the Options is lower than the market value of the Company’ shares (as determined by the Israeli tax authority), the Offeree will be required to pay income tax on the difference between the Exercise Price and the aforementioned market value of the Shares (according to the marginal tax rate of the Offeree of up to 48% tax) and 25% on profits above the market value determined by the Israeli tax authority. The Company may not recognize expenses pertaining to the Options for tax purposes. The Options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 24 months commencing on the day on which the Options were granted (the “Lock-up Period”). A violation of the Lock-up Period results in the payment by an Offeree of income tax according to the marginal tax rate of the Offeree of up to 48% tax on all profits gained upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares and the Company will be obligated to make the employer’s payments to the National Insurance Institute.

A company is prohibited from selecting a different track than the track already selected by such company for a period of 12 months following the end of the tax year in which the first options were granted under the tax track.

Other Tax Consequences

Any tax implications pursuant to any applicable law in connection with the grant of options, their exercise, their holding or the sale of the Exercise Shares shall be borne by the Offerees. In the event the Company and/or a company directly or indirectly controlled by the Company and/or the trustee will be required to withhold any tax in connection with the Options or the Exercise Shares, such company or such trustee will be entitled to demand from the Offeree the payment of such tax.

Administration of the Plan

The Board of Directors has full discretion to administer the Plan, make decisions thereunder, construe the Plan, and make any amendments thereto, as it may see fit, including amending the Exercise Price (as defined above) of the Options, in whole or in part, all subject to any applicable law.

* * *